As filed with the Securities and Exchange Commission on June 26, 1997.

                                   FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 1996

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)B OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ____________

Commission file number 013147
                       ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

         B. Name of the Issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            LESCO, Inc.
                            20005 Lake Road
                            Rocky River, Ohio 44116

                              REQUIRED INFORMATION

         See attached financial statements for the Plan for the year ended December 31, 1996.



Date: June 26, 1997

                                            Annual Report

                                            December 31, 1996


                                            LESCO, INC. STOCK INVESTMENT AND
                                            SALARY SAVINGS PLAN AND TRUST


                                            PLAN SPONSOR AND ADMINISTRATOR
                                            LESCO, Inc.
                                            20005 Lake Road
                                            Rocky River, Ohio  44116
                                            (216) 333-9250

                         Report of Independent Auditors


Plan Administrator
LESCO, Inc. Stock Investment and
   Salary Savings Plan and Trust


We have audited the accompanying statements of assets available for plan benefits of LESCO, Inc. Stock Investment and Salary Savings Plan and Trust as of December 31, 1996 and 1995, and the related statement of changes in assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

The information included in the "Schedule of Assets Held for Investment Purposes" does not contain the historical cost of certain investments which is not available. Disclosure of this information is required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, except for the omission of the information discussed in the preceding paragraph, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.



May 22, 1997

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust


                Statements of Assets Available for Plan Benefits

                                December 31, 1996


                                           Fidelity                    Invesco      PNC EBT      LESCO, Inc.
                                            Advisor      PNC Index      Total      Investment     Company
                                         Overseas Fund  Equity Fund  Return Fund  Contract Fund  Stock Fund  Loan Fund    Total
                                           ----------------------------------------------------------------------------------------
ASSETS
Investments at fair value:
 LESCO, Inc. common stock (899,353 units)                                                    $10,446,041              $10,446,041
 Fidelity Advisor Overseas Fund            $578,838                                                                       578,838
 PNC Index Equity Fund                                $5,055,361                                                        5,055,361
 Invesco Total Return Fund                                         $2,069,218                                           2,069,218
 PNC EBT Investment Contract Fund                                               $6,082,835                              6,082,835
Participant contributions receivable          6,907       37,457       15,915       38,949        25,440                  124,668
Employer contributions receivable            26,731      135,143       59,200      131,788        99,622                  452,484
Participant loans receivable                                                                               $722,480       722,480
                                           --------------------------------------------------------------------------------------

ASSETS AVAILABLE FOR PLAN BENEFITS         $612,476   $5,227,961   $2,144,333   $6,253,572   $10,571,103   $722,480   $25,531,925
                                           =======================================================================================

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                Statements of Assets Available for Plan Benefits

                                December 31, 1995


                                               Fidelity                   Invesco     Mass Mutual   LESCO, Inc.
                                                Advisor      PNC Index     Total     Group Annuity   Company
                                             Overseas Fund  Equity Fund  Return Fund   Contract    Stock Fund  Loan Fund     Total
                                            ----------------------------------------------------------------------------------------
ASSETS Investments at fair value:
   LESCO, Inc. common stock (645,418 units)                                                      $9,681,276               $9,681,276
   Fidelity Advisor Overseas Fund               $86,956                                                                       86,956
   PNC Index Equity Fund                                  $3,029,313                                                       3,029,313
   Invesco Total Return Fund                                           $1,058,329                                          1,058,329
   Mass Mutual Group Annuity Contract                                               $5,695,975                             5,695,975
Participant contributions receivable              2,181       37,790       14,993       56,878       40,903                  152,745
Employer contributions receivable                 6,254       90,529       36,881      131,165       93,524                  358,353
Participant loans receivable                                                                                  $549,732       549,732
                                            ----------------------------------------------------------------------------------------

ASSETS AVAILABLE FOR PLAN BENEFITS              $95,391   $3,157,632   $1,110,203   $5,884,018   $9,815,703   $549,732   $20,612,679
                                            ========================================================================================

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

           Statement of Changes in Assets Available for Plan Benefits

                          Year Ended December 31, 1996


                                                        Fidelity                      Invesco      Mass Mutual      PNC EBT
                                                         Advisor       PNC Index       Total      Group Annuity    Investment
                                                      Overseas Fund   Equity Fund   Return Fund      Contract    Contract Fund
                                                     ----------------------------------------------------------------------------
ADDITIONS (DEDUCTIONS)
Employer contribution                                   $ 26,731     $  135,143     $   59,200                    $  131,788
Participant contributions                                180,948        805,855        356,820    $   342,614        459,906
Interfund transfers                                      268,865        448,052        454,777     (6,408,473)     5,649,139
Investment income                                         26,439        309,090         60,169          7,171         17,576
Distributions to participants                               (315)      (166,528)       (42,368)      (217,067)      (250,480)
Administrative costs/loan fees                                                                                       (22,372)
Net realized and unrealized appreciation
   in fair value of investments                           14,417        538,717        145,532        391,737        268,015
                                                     ----------------------------------------------------------------------------
Net additions (deductions)                               517,085      2,070,329      1,034,130     (5,884,018)     6,253,572

Assets available for plan benefits beginning of year      95,391      3,157,632      1,110,203      5,884,018
                                                     ----------------------------------------------------------------------------

ASSETS AVAILABLE FOR PLAN BENEFITS END OF YEAR          $612,476     $5,227,961     $2,144,333    $         0     $6,253,572
                                                     ============================================================================


                                                        LESCO, Inc.
                                                          Company
                                                        Stock Fund     Loan Fund         Total
                                                      -----------------------------------------
ADDITIONS (DEDUCTIONS)
Employer contribution                                  $    99,622                  $   452,484
Participant contributions                                  489,104                    2,635,247
Interfund transfers                                       (621,487)    $209,127
Investment income                                           10,405                      430,850
Distributions to participants                             (261,863)     (36,379)       (975,000)
Administrative costs/loan fees                                                          (22,372)
Net realized and unrealized appreciation
   in fair value of investments                          1,039,619                    2,398,037
                                                      -----------------------------------------
Net additions (deductions)                                 755,400      172,748       4,919,246

Assets available for plan benefits beginning of year     9,815,703      549,732      20,612,679
                                                      -----------------------------------------

ASSETS AVAILABLE FOR PLAN BENEFITS END OF YEAR         $10,571,103     $722,480     $25,531,925
                                                      =========================================


         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 1996 and 1995


A.     SUMMARY OF ACCOUNTING POLICIES

Investments are stated at market value on the last business day of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

Administrative expenses of the Plan may, at the discretion of the Company, be paid by the plan sponsor, LESCO, Inc. Any expenses not paid by the Company will be paid out of Plan assets.

The accounting records of the Plan are maintained on the accrual basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions by management and actual results may differ from these estimates.

B.     DESCRIPTION OF PLAN

The following brief description of the LESCO, Inc. Stock Investment and Salary Savings Plan and Trust (Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan covers all eligible employees, as defined, of the Company. A participant may, pursuant to a Salary Deferral Agreement, annually elect to have the Company contribute a percentage of their compensation to the Plan in accordance with the Internal Revenue Code (IRC). Subject to provisions of the Plan, the Company will contribute a specified amount for each participant for each plan year. A participant for whose account a contribution referred to above is made shall have the right to direct the Trustee to invest such contribution, in one or more permitted investment funds, as defined by the Plan as they may choose.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

In addition, the Company at its discretion may for any Plan year, contribute an additional amount (discretionary contribution) either in the form of cash or employer stock or both which would be allocated to each active participant's account pro-rata based on the participant's annual compensation received.

Plan participants are fully vested in all contributions to their accounts, with the exception of the discretionary contributions, which vest at the rate of 10% per year for the first four years and 20% per year thereafter, until fully vested.

Under the Plan, the Company has the right to discontinue such contributions and terminate the Plan at any time. In the event of termination, all participants' accounts become fully vested, and are to be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

On August 1, 1995, LESCO changed trustees from Massachusetts Mutual to PNC Bank. The five funds currently available for investment are the Fidelity Advisor Overseas Fund, Invesco Total Return Fund, PNC Index Equity Fund, PNC EBT Investment Contract Fund, and LESCO, Inc. Company Stock Fund.

Investments in the Fidelity Advisor Overseas Fund, Invesco Total Return Fund, PNC Index Equity Fund, PNC EBT Investment Contract Fund and LESCO, Inc. Company Stock Fund assign units to their investments. At December 31, 1996 the Plan owned 37,685 units at $15.36 per unit of the Fidelity Advisor Overseas Fund, 85,153 units at $24.30 per unit of the Invesco Total Return Fund, 352,782 units at $14.33 per unit of the PNC Index Equity Fund, 3,456,156 units at $1.76 per unit of the PNC EBT Investment Contract Fund, and 899,353 units at $11.61 per unit of LESCO, Inc. Company Stock Fund.

C.     BENEFITS

Individual accounts are maintained for all participants, the sum of which equals the fair value of Plan assets less unallocated forfeitures (none at December 31, 1996 or 1995). The liability of the Plan for benefits to participants is limited to the fair value of Plan assets. A participant is entitled to receive the full value of his or her account at age 65, death or disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive his or her distribution in a lump sum or a series of installments, as determined by the Plan Advisory Committee and commencing in accordance with the terms of the Plan.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

D.     INVESTMENTS

Each of the Plan's investments which represented 5% or more of the fair value of assets available for benefits are as follows:


                                                       Net
                                                   Appreciation
                                                   (Depreciation)
                                                   in Fair Value      Fair Value
                                                 -------------------------------
December 31, 1996:
   LESCO, Inc. common stock                            $947,248      $10,446,041
   PNC EBT Investment Contract Fund                     252,434        6,082,835
   PNC Index Equity Fund                                504,016        5,055,361
   Invesco Total Return Fund                            143,872        2,069,218
                                                 -------------------------------

                                                     $1,847,570      $23,653,455
                                                 ===============================
December 31, 1995:
   LESCO, Inc. common stock                          $1,469,293       $9,681,276
   Massachusetts Mutual Group Annuity Contract                         5,695,975
   PNC Index Equity Fund                               (123,561)       3,029,313
   Invesco Total Return Fund                             32,827        1,058,329
                                                 -------------------------------

                                                     $1,378,559      $19,464,893
                                                 ===============================

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

E.     INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the IRC. Therefore, the related Trust is tax exempt under Section 501(a) of the IRC. The Plan has been amended as required by the Tax Reform Act of 1986 ("Act") and other post-1986 legislation. In management's opinion, the Plan is operating in compliance with the applicable provisions of the Act and other post-1986 legislation. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

           Item 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1996


            Identity of Issue                Description of Assets           Cost         Current Value
--------------------------------------------------------------------------------------------------------
LESCO, Inc. Common Stock                          899,353 units                A           $ 10,446,041
   Fund*

PNC EBT Investment Contract Fund*             Common/Collective
                                                Fund--3,456,156
                                                units                     $ 5,830,020         6,082,835

Registered Investment Companies:
   PNC Index Equity Fund                          352,782 units             4,657,493         5,055,361
   Invesco Total Return Fund                       85,153 units             1,872,457         2,069,218
   Fidelity Advisor Overseas Fund                  37,685 units               563,275           578,838

Participants loans at various interest
   rates                                      Loans to participants           722,480           722,480


(A)      This information is not available

*  Indicates party-in-interest to the Plan.

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                 Item 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1996


                                              Purchase          Selling                           Net
              Description                      Price             Price            Cost            Gain
-------------------------------------------------------------------------------------------------------------
CATEGORY (i)--SINGLE TRANSACTIONS IN EXCESS OF 5% OF
   PLAN ASSETS

PNC EBT Investment Contract Fund*
     1 purchase                               $ 5,872,593                         $ 5,872,593

Massachusetts Mutual Group Annuity
   Contract*
     1 sale                                                    $ 5,892,170          5,381,194    $ 510,976

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5%
   OF PLAN ASSETS

PNC EBT Investment Contract Fund*
     48 purchases                               6,517,216                           6,517,216
     87 sales                                                      702,382            687,195       15,187

PNC Index Equity Fund
     58 purchases                               1,911,151                           1,911,151
     96 sales                                                      423,820            407,460       16,360

Massachusetts Mutual Group Annuity
   Contract*
     23 purchases                                 583,156                             583,156
     29 sales                                                    6,670,878          6,134,231      536,647

LESCO, Inc. common stock*
     70 purchases                                 734,781                             734,781
     87 sales                                                    1,009,923            357,416      652,507


There were no category (ii) or (iv) transactions for the year ended December 31, 1996.

*  Indicates party-in-interest to the Plan.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             LESCO, Inc. Stock Investment and
                                                Salary Savings Plan and Trust




                                             /s/ Ware H. Grove
                                             --------------------------------
                                             Ware H. Grove, Vice-President/CFO
                                             LESCO, Inc.





                              INDEX TO EXHIBITS
                              -----------------

EXHIBIT NUMBER               DESCRIPTION OF DOCUMENT
--------------               -----------------------

Ex 23                        Consent of Independent Auditors